

Formation

SUPPL


05005684

Formation Announces $8 Million Fina

Vancouver, B.C., January 26, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to announce the engagement of Jennings Capital Inc. and Raymond James Ltd., (the "Agents") to complete a private placement, on a best efforts Agency basis, of up to 17,777,778 Units of the Company to qualified investors at a price of $0.45 per Unit (the "Offering"). The Offering is scheduled to close no later than February 28, 2005, or such other date as agreed to between the Company and the Agents (the "Closing Date"), for gross proceeds of $8,000,000. Each Unit is comprised of one common share and one half of one non-transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.75 per share for a period of two years from the Closing Date subject to the Company's right to accelerate the expiry date as described below. The Company will pay a 7% cash commission to the Agents and issue to the Agents warrants (the "Broker Warrants") entitling them to purchase that number of common shares of the Company as is equal to 7% of the number of Units sold under the Brokered Financing. The Agents will have the option, exercisable at any time up to 48 hours prior to the Closing Date, to increase the size of the Brokered Financing by up to an additional 4,444,444 Units for additional aggregate proceeds of up to $2,000,000. The Brokered Financing is subject to regulatory approval.

The shares issued pursuant to this financing are subject to a four month hold period. If, at any time following the expiry of the hold period, the closing price of the common shares of the Company on the Toronto Stock Exchange is greater than $1.35 for twenty or more consecutive days, the Company may give notice to the holders of the Warrants that the expiry date for exercise of the Warrants has been accelerated in which case the Warrants will expire on the twentieth day following the date of such a notice.

The common shares and warrants that will be issued in connection with this private placement will not be registered under the United States Securities Act of 1933, as amended, and may not be sold or offered for sale in the United States or otherwise distributed in the United States, except in reliance on available registration exemptions.

Proceeds from the private placement will be used on the Company's 100% owned Idaho Cobalt Project for the purposes of completing the permitting process, the bankable feasibility study and for general working capital.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the advanced mine permitting and bankable feasibility stages of development. The U.S.A. is a key world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com


Formation

82-2783

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Successful Final Results Conclude 2004 Idaho Cobalt Project Drilling

Vancouver, B.C., January 25, 2005, Formation Capital Corporation (FCO-TSX) (the Company) is pleased to provide the final drill results from its 25,000 foot, 28 hole drill program on the Idaho Cobalt Project owned 100% by its subsidiary Formation Capital Corporation, U.S.

The 2004 drill program was designed to develop additional reserves and resources along strike and downdip on the Ram deposit and has demonstrated an increase in the measured and indicated resource. Quantification of these results is in progress and will be provided by Mine Development Associates, an independent mine engineering firm out of Reno, NV. Upon completion, this updated reserve / resource audit will in turn be used by Hatch Engineering in the definitive feasibility study.

As previously released, the 2004 drill program has been successful in confirming the downdip extension of mineralization along a strike length of 2,200 feet of a known 2,400 feet of strike between sections 8+00S and 14+00N on the RAM deposit. The RAM deposit represents one of over twenty target zones previously defined by surface exploration. In addition to extending downdip mineralization, the program was successful in extending the strike length of the mineralized horizon an additional 200 feet south to section 8+00S. Significantly, the mineralization on this section, the furthest section drilled to the south, appears to increase in grade and width when compared to previous drill intercepts (table 2). Mineralization continues to remain open along both north (N) and south (S) strike directions and at depth.

In total 24,871 feet were drilled in 28 drill holes. Assay results for drill holes R04-01 through R04-22 have been previously released (table 2). Significant new drill results are outlined in table 1.

Table 1: Final Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-23 / 1074 ft / -90°	-	8+00N / 12+18E	473.6	476.0	2.4	1.6	3.05	0.01	0.0175
			477.3	479.4	2.1	1.4	0.87	0.03	0.0072
			724.3	737.0	12.7	8.5	0.36	0.11	0.0143
R04-24 / 1244 ft / -73.5°	243.4°	2+00S / 13+36E	793.5	795.5	2.0	1.7	0.52	0.15	0.0052
			1103.7	1117.5	13.8	11.6	1.34	2.18	0.0506
R04-25 / 976 ft / -86.2°	243.4	6+00N / 12+20E	719.0	752.3	33.3	25.5	0.73	0.16	0.0204
R04-26 / 1059 ft / -68°	243.4	4+00S / 12+11E	88.0	90.0	2.0	1.8	0.89	0.03	0.0232
			945.5	949.8	4.3	4.2	1.44	1.95	0.0449
R04-27 / 1219 ft / 50°	243.4°	6+00S / 14+02E	1155.8	1162.4	6.6	6.5	0.82	0.24	0.0133
R04-28 / 736 ft / -88.2°	243.4°	4+00S / 7+36E	663.2	667.9	4.7	4.0	0.64	0.38	0.0129

The bulk of the final drill holes were drilled to test the downdip extension of previously discovered mineralization. Drill hole R04-22 was abandoned at a depth of 368 feet prior to reaching the target down-dip extension of mineralization encountered in R-04-01 on Section 8+00N. This target was successfully tested in R04-23 which intersected cobaltiferous mineralization in the main mineralized horizon and the footwall horizon. The down-dip extension of mineralization encountered in R-04-21 on Section 2+00S was successfully tested in drill hole R04-24. Significantly, portions of the encountered mineralization exhibited similar style to that encountered in R-04-10 and 13 on Section 8+00S that exhibits an apparent thickening in width and increase in grade from other intersections typically encountered further up dip.

On Section 6+00N, drill Hole R04-25 was successful in intersecting downdip mineralization between that encountered in previous drilling. On Section 4+00S, drill holes R04-26 and R04-28 successfully tested approximately 400 feet of additional down dip mineralization encountered in R-99-06. R-04-27, drilled on Section 6+00S for the purpose of testing mineralization similar to that encountered on Section 8+00S, was successful in encountering ore grade mineralization similar in grade to that encountered on Section 8+00S in drill holes R04-10 and 13.

(Cont.)